Filed by: Colony Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colony Capital, Inc. (Commission File No.: 001-34456)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

On November 7, 2016, Colony Capital, Inc. (“Colony” or the “Company”) held an investor call regarding its financial results for the third quarter ended September 30, 2016, which contained the following information regarding the proposed merger of Colony, NorthStar Asset Management Group Inc. (“NSAM”) and NorthStar Realty Finance Corp. (“NRF”):

CORPORATE PARTICIPANTS

Lasse Glassen Addo Communications, Inc. - IR

Richard Saltzman Colony Capital, Inc. - CEO & President

Darren Tangen Colony Capital, Inc. - Executive Director & CFO

CONFERENCE CALL PARTICIPANTS

Jessica Levi-Ribner FBR Capital Markets & Co. - Analyst

Jade Rahmani Keefe, Bruyette & Woods, Inc. - Analyst

Jason Arnold RBC Capital Markets - Analyst

Mitch Germain JMP Securities - Analyst

Wayne Cooperman Cobalt Capital Management, Inc. - Analyst

PRESENTATION

Operator

Greetings and welcome to the Colony Capital third-quarter 2016 earnings conference call.

(Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn the conference over to your host Mr. Lasse Glassen, Addo Investor Relations. Thank you, you may begin.

Lasse Glassen - Addo Communications, Inc. - IR

Good morning everyone and welcome to Colony Capital, Inc.’s 2016 third-quarter earnings conference call. With us today are the Company’s Chief Executive Officer Richard Saltzman and Chief Financial Officer Darren Tangen. Kevin Traenkle, the Company’s chief Investment Officer, and Neale Redington, the Company’s chief accounting officer, are also on hand to answer questions.

Before I hand the call over to them, please note that on this call certain information presented contains forward-looking statements. These statements are based on management’s current expectations and are subject to risks, uncertainties and assumptions.

Potential risks and uncertainties that could cause the Company’s business and financial results to differ materially from these forward-looking statements are described in the Company’s periodic reports filed with the SEC from time to time. All information discussed on this call is as of today November 7, 2016 and Colony Capital does not intend and undertakes no duty to update future events or circumstances.

In addition, certain of the financial information presented in this call represents non-GAAP financial measures. The Company’s earnings release, which was released earlier this morning and is available on the Company’s website, presents reconciliations to the appropriate GAAP measure and an explanation of why the Company believes such non-GAAP financial measures are useful to investors.

And now I’d like to turn the call over to Richard Saltzman, Chief Executive Officer of Colony Capital. Richard?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Thank you, Lasse. Welcome everyone to our third-quarter 2016 earnings call.

I’m pleased to report that Colony Capital had continuing excellent performance in the third quarter, generating core FFO $0.52 per share. The strong quarter continues to demonstrate the efficacy of our strategic planning and ability to execute these past few years: notably first, the acquisition of the Cobalt industrial portfolio two years ago which has flourished into what is now the Colony Light Industrial platform or CLIP; second, the multiyear incubation development and management of Colony American Homes which successfully merged with Starwood Waypoint homes or SWAY earlier this year to become Colony Starwood Homes; third, the sourcing and stewardship of opportunistic debt and equity investments which should continue to deliver both high current returns and capital gains for the next several years; and fourth, the development of new Colony-branded investment products distributed through our Investment Management platform; finally, and very importantly, we continue to make excellent progress towards the closing of the tri-party merger with NorthStar Asset Management and NorthStar Realty Finance.

Once complete, which is expected in January 2017, our vastly increased scale, broader distribution capabilities and diversity of assets will greatly enhance our overall capabilities. And I will address this in more detail later on.

Similar to last quarter, I’d like to provide a progress report on the top management priorities for 2016 that we established at the beginning of the year. Starting with Colony Starwood Homes, or SFR, management continues to outperform their 2016 business plan objectives, having achieved their targeted $50 million annualized cost synergies well ahead of schedule and having reported robust same-store revenue and net operating income growth year to date. This has led to a further increase in their full-year 2016 core FFO guidance from a range of $1.60 to $1.65 per share to a new range of $1.65 to $1.69 per share.

I will provide a more detailed overview on Colony Starwood Homes shortly, but we are very pleased with the operational performance and business plan execution to date. We believe these positive results and trends will ultimately be reflected in a higher SFR stock price which currently trades at a discount to its peers despite the slowly but surely building consensus that our management team is outstanding and best-in-class, something we’ve known for a while but, of course, we’re biased.

The next management priority pertains to CLIP. We are very pleased to report an initial closing of Colony’s first open-end fund which happened to occur within CLIP. We view the light industrial asset class as long-term strategic for our balance sheet and, accordingly, the open-end fund structure is the ideal perpetual life form for other private investors to partner alongside us in this great business.

Our balance sheet equity of approximately $600 million now represents 50% of the total equity capitalization in this nearly 37 million square foot portfolio and down from 62% last quarter. We anticipate that the third-party capital invested alongside of us will continue to grow and thereby reduce further our percentage ownership in this expanding portfolio over time while simultaneously turbocharging our return on equity economics.

Shifting to liability management goals, CLIP also made further progress fixing and terming out its mortgage debt, having closed another $300 million of refinances. CLIP has now closed $600 million of fixed rate mortgage debt at a blended interest rate of 3.8% and blended initial term of 13 years. CLIP will continue to term out existing floating rate debt which currently stands at approximately $410 million to lock in historically low interest rates on assets that we expect to hold for the long term.

On the corporate front we refinanced our corporate credit facility at the beginning of the year and achieved our targeted expense synergies deriving from the 2015 Colony Capital combination transaction. We are now focused on amending and upsizing the credit facility so that it may be assumed by the go-forward Colony NorthStar merged companies and we are busy finalizing our strategic and integration plans in an effort to simplify the overall business and achieve our targeted merger cost savings. These goals will remain top corporate priorities for Colony NorthStar in 2017.

Our other two 2016 priorities involve fundraising for new initiatives and our latest flagship opportunistic credit fund. As to new initiatives, the most significant news this quarter was the previously referenced closing of Colony’s first open-end fund which we refer to as Colony Industrial Fund or CIF. On September 30, 2016 CIF closed $258 million of third-party capital commitments and CIF simultaneously acquired an investment interest at fair value in the approximately $2 billion CLIP portfolio.

In addition, you may also recall that earlier this year we commenced $115 million publicly traded REIT security strategy with $110 million of third-party capital. That portfolio is also now well-positioned to expand and grow.

Finally, fundraising activities for the opportunistic credit fund continue in full force, albeit on a somewhat delayed timetable due in part to a general slowdown in private real estate capital closings along with some perceived uncertainties around the pending closing of the Colony NorthStar merger which will hopefully get resolved fairly soon. We plan to update on these activities following the end of the year and on the whole we still expect to achieve our overall fundraising targets but as mentioned on a slightly delayed schedule.

Turning to a more detailed overview of our businesses and beginning with CLIP on the operating front, our dedicated in-house management team has done a great job of managing the business and taking advantage of very favorable market conditions. The light industrial asset class has been the clear beneficiary of limited new product supply, infill locations, strong economic conditions and last, but not least, e-commerce activity vis-a-vis satisfying the acute demand for businesses to deliver their products ever faster. This is evidenced by the robust third-quarter 5.7% recurring revenue growth and 14.6% net operating income growth on a year-over-year basis in CLIP’s same-store portfolio.

Along with the initial closing of the CIF open-end fund and the debt term out program we are achieving our goal of creating an optimal construct to own and operate these highly desirable assets for the long run. In fact, CLIP is now an excellent example of how we plan to organize other key strategic verticals under Colony NorthStar.

Shifting to Colony Starwood Homes, similar to industrial real estate single-family for rent is another asset class that has greatly benefited from technology. Here it is the management information tools that are available in the field combined with the residential tenant’s ability to do almost all of their interaction with us online. In fact, technology has enabled us to take what has historically been a highly fragmented cottage industry and develop it into a bona fide institutional asset class with real economies of scale.

Further, the sector benefits from favorable industry market fundamentals including very low new supply, and strong tenant demand resulting from reduced homeownership broadly and robust new household formation in our target markets. This continues to manifest itself in the great results Colony Starwood Homes just reported earlier this morning for Q3 which includes accelerating improvements to the fundamental operating metrics and its flow-through impact to earnings.

In addition, the Company has now substantially exited the non-performing loan business, termed out more financing through a recent securitization and generally simplified its story. All told, the business is firing on all cylinders and we remain convinced that Colony Starwood Homes’ best years lay ahead including meaningful consolidation opportunities. As a reminder, we own 15.1 million shares or 14% of the Company with a cost basis of approximately $25.50 per share.

I don’t like to switch gears and provide an update on the pending merger with NorthStar Asset Management and NorthStar Realty Finance. We expect to issue the proxy shortly which will allow us to schedule the special meetings in December. And assuming positive shareholder support we expect the transaction to close in January 2017.

Since we announced the merger in June we have been highly engaged with the NorthStar team to evolve our planning for Colony NorthStar. And we are now even more convinced about the strategic and economic rationale for combining these three companies.

Colony NorthStar has the opportunity to become a category killer in the real estate and investment management space by establishing itself as the premier diversified equity REIT with an embedded institutional and retail investment management business that starts with $58 billion of assets under management. The objective is to utilize our pro forma substantial balance sheet to judiciously pursue up to five significant strategic bets of medium to longer term duration in those real estate spaces which are the most compelling around the world.

Furthermore, these key verticals are supported and aligned by a top-tier institutional and retail Investment Management business via third-party capital models which lead to higher ROEs and better growth for our shareholders. Finally, the Investment Management business will also sponsor shorter duration, more tactical and cyclical real estate investment management products that can produce outsized returns, albeit with a more limited balance sheet light approach.

So where do we stand today and how do we plan to transform the business over time to achieve these objectives? Upon closing Colony NorthStar will be composed of five segments: one, industrial; two, healthcare; three, hospitality; four, opportunistic equity and debt; and, five, investment management.

The first three segments are real estate asset verticals primarily capitalized by Colony NorthStar’s balance sheet. Ultimately we envision growing and scaling each vertical with additional third-party capital where outside investors partner with the balance sheet on a completely aligned basis. This co-investment model will allow us to leverage our management expertise over a larger base of assets and capital while improving bottom-line performance and earnings growth.

This is not dissimilar to what many blue-chip equity REITs have been doing for years through asset level joint ventures or single sector focused investment management platforms. It’s not uncharted waters for us. We have already laid the groundwork with our industrial platform that can serve as a prototype for the buildout of up to four other key strategic verticals over time.

For sure that will include global healthcare related real estate opportunities as aging demographics around the world firmly support strong fundamental demand trends in this space combined with the very attractive portfolio critical mass that NorthStar has already established. On the other hand, all other verticals are still TBD at this juncture including our outlook for hospitality. In our view there is absolutely no rush.

The existing portfolio will continue to produce very robust returns. Our liquidity will continue to build, thereby putting us in an excellent position to take advantage of market dislocation at an appropriate time.

Five verticals is not necessarily an objective but should be viewed more as a ceiling for the number of strategic balance sheet heavy businesses we will have at any given point. In fact, we are very comfortable having just two or three if that’s all we believe is attractive and actionable.

As for the opportunistic equity and debt segment, while significant to start given its size it will liquidate over the near to intermediate term and serve as the Company’s primary source of near-term liquidity above and beyond any asset sales currently announced and being pursued by NorthStar. This segment includes many of Colony’s legacy investments such as our transitional CRE loans and joint ventures with Colony’s private equity funds that are not long-term strategic and thus we expect to sell or resolve these investments over the next couple of years. By no means do we intend to exit the opportunistic equity and debt business altogether, but we plan to execute these strategies more through a third-party capital model that is balance sheet light.

With approximately $3 billion of capital that we expect will return to our balance sheet from the opportunistic segment, we can either further deleverage, buy back shares opportunistically and/or reallocate to the various strategic real estate verticals or new investment management products.

Which is a very good segue to our final segment: Investment Management. The combination between Colony and NorthStar creates a powerful real estate Investment Management platform that starts with $38 billion of assets under management in both institutional and retail distribution capability. The purpose of the Investment Management platform will be twofold: to raise third-party capital for our core strategic verticals and to form balance sheet light funds and vehicles that are more tactical, an investment mandate.

Examples of tactical strategies may include loan originations and opportunistic equity and debt funds which are often not properly understood nor valued on a public Company balance sheet. Ultimately, we aim to position Colony NorthStar as a must-own, large cap, diversified equity REIT which uniquely combines a world-class portfolio of real assets bought wisely and managed prudently with a global real estate asset manager.

With this objective in mind we also recently articulated our plan to adopt a best-in-class corporate governance and compensation structure the details of which were announced last month and can be found on our website. We believe that there is enormous potential upside for our shareholders which, of course, includes significant management inside ownership. And the entire organization is highly focused and motivated to make this a reality.

Assuming a favorable outcome on the voting process for the merger at the end of this year this will actually be our last quarterly earnings call as Colony Capital. But I could not be more enthusiastic about what lies ahead for the combined Colony NorthStar.

And with that I will turn the call over to Darren Tangen, our CFO, for a more detailed summary of our third-quarter operational and financial results.

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

Thank you, Richard. Before beginning my remarks on our third-quarter results I’d like to remind our listeners that we published a supplemental financial package concurrently with our earnings release earlier this morning and both of these documents are available on our website.

Now moving to a summary of our financial results for the third quarter, Colony Capital reported net income attributable to common stockholders of $22.9 million or $0.20 per share and core FFO of $70 million or $0.52 per share. Core FFO included $12 million or $0.09 per share of net gains from a variety of investments in the form of prepayment fees, gains on sale of certain real estate and disposition fees which were slightly offset by provisions for loan losses and bad debt expense. Excluding net gains our normalized third-quarter core FFO was $0.43 per share, which more than fully covered our quarterly dividend of $0.40 per share.

Turning to capital deployment, we have been very productive since the end of June, deploying and committing just over $700 million of equity of which the balance sheet contributed approximately $295 million and funds managed by the Company contributed $420 million. The deployment from our balance sheet was spread across CLIP, Other Real Estate equity and Real Estate Debt. About 70% at the balance sheet’s deployment was in equity investments with the 30% remainder in debt.

Geographically approximately 85% of the balance sheet deployment was in the United States and 15% was in Europe, primarily Germany and Ireland. Following this investment activity, our current investment portfolio’s exposure to Europe is 19%.

Now I will provide financial and asset management highlights for each of our five reportable segments. Operationally CLIP continues to improve and perform at a high level with a third-quarter 2016 core FFO contribution of $15.6 million or $0.12 per share which represents a core FFO yield of 10% against our average equity investment for the period.

On capital formations Richard mentioned the closing of Colony’s first open-end fund named Colony Industrial Fund or CIS and it closed on the last day of the third quarter with total callable capital commitments of $258 million and it reduced Colony’s interest in CLIP from 62% to 50%. This dilution in ownership will temporarily decrease CLIP’s contribution to core FFO in the near-term until cash from the commitments is fully invested and the corresponding Investment Management economics take effect.

Thinking forward to post-merger closing, we expect Colony NorthStar will maintain and possibly even increase its dollar exposure to CLIP but we expect the third-party capital base to grow at an even faster pace, which means that Colony NorthStar is expected to own a lower percentage interest in a larger portfolio over time. As Richard explained, this will be the blueprint for how we hope to structure and grow other strategic verticals within Colony NorthStar in the future.

Turning to our Single Family Residential Rental segment Colony Starwood Homes, or SFR, is also performing exceedingly well, achieving strong same-store results in the third quarter and year to date. On the strategic side of the business, SFR completed the sale of the bulk of its non-performing loan portfolio for $265 million, which was slightly higher than book value. By exiting this business SFR becomes a pure play single-family home for rent business well-positioned for growth.

Subsequent to quarter end, SFR closed on another single-family rental securitization totaling $581 million after closing on a $509 million securitization in the second quarter. These non-recourse mortgage financings both extend out debt maturities and reduce interest expense.

Like Richard said, SFR is firing on all cylinders and the management team continues to do an exceptional job. Combining SFR’s results with that of Colony American Finance, third-quarter core FFO contribution from this segment was $0.06 per share which is an improvement over the prior quarter of $0.05 per share.

Moving on to Other Real Estate equity segment, approximately 61% of the net book value represents opportunistic real estate investments generally made through joint ventures with funds managed by the Company and includes our $50 million investment in Safeway/Albertsons. Third-quarter core FFO was $21.3 million, or $0.16 per share, which included a modest $4 million gain on the sale of a triple net investment in the US. Excluding this gain, this segment produced an annualized 9% core FFO yield on the segment’s average equity investment in the third quarter, notwithstanding the fact that several of the investments in this segment such as Safeway/Albertsons are earning no or very little current yield.

Net book value for our debt segment at the end of the third quarter was $1.9 billion and third-quarter core FFO contribution was $57.4 million, or $0.43 per share. Our book of originations made up 78% of this segment. Of this 25% was composed of first mortgages and 75% was composed of leverage first mortgages, B-notes, mezzanine loans and other subordinate debt.

The total originations book sat between a weighted average first dollar loan-to-value of 34% and a weighted average last dollar loan-to-value of 73% and generated a blended annualized yield of 11%. The 22% balance of our Real Estate Debt segment is composed of loan acquisitions which produced an annualized third-quarter core FFO yield of 11% excluding loan-loss provisions.

Lastly, our Investment Management segment produced third-quarter core FFO of $11.8 million which was made up from $5.9 million last quarter. The increase was primarily due to disposition fees in the legacy fund and an investment gain from Hamburg Trust, a German investment management platform in which we own a 50% interest. These two items in the third quarter totaled $5 million of income.

Assets under management ended the quarter at $18.1 billion and fee earning equity under management ended the quarter at $7.8 billion. Assets under management decreased slightly in the quarter primarily due to the asset value of investment realizations in legacy funds being in excess of both new capital commitments and fair value increases in other retained assets under management. However, fee earning equity under management increased during the quarter primarily due to new capital commitments being in excess of the equity value of certain investment realizations in legacy funds.

And now a quick update on corporate leverage and liquidity. Debt to assets decreased from 49% in the second quarter to 46% in the third quarter, primarily due to a lower corporate credit facility balance and lower share of debt from CLIP as a result of our decreased ownership. As a side note, CLIP ended the third quarter with a debt to asset ratio of approximately 60% but due to debt paydowns associated with the open-end fund closing which occurred after the quarter end debt to assets now stands at approximately 45%.

As for our liquidity, we currently have approximately $410 million drawn on our $850 million corporate credit facility. And inclusive of the CLIP credit facility cash on hand and near-term expected repayments we have approximately $700 million of near-term liquidity.

All in all, it was another excellent quarter for Colony Capital in which each of our five segments made significant contributions to our quarterly results. As this may be the last scheduled quarterly earnings call as Colony Capital, we would like to express our sincere appreciation for your continued support. And we both hope and look forward to speaking with you next quarter for the first time as Colony NorthStar.

With that I’d like to turn the call over to the operator to begin Q&A. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions) Jessica Levi-Ribner, FBR.

Jessica Levi-Ribner - FBR Capital Markets & Co. - Analyst

Hi, thanks so much for taking my question. So just to quickly reference the $700 million of near-term liquidity, what are your priorities for deployment? Would that go to CLIP or do you remain opportunistic?

Richard Saltzman - Colony Capital, Inc. - CEO & President

This is Richard. Hi, Jessica. So I think we remain flexible, is how I would describe it just in terms of where we are going to deploy capital.

And I think for sure depending on where our stock is trading a buyback might be in our future as we had reported and referenced previously. Further deleveraging, of course, is also on our radar screen. Allocating additional capital as we think is judicious to the various segments that are keepers and that we want to continue to grow like a CLIP may also be in the offing.

So I think it’s a mix of these different things and it really just depends on the timing and the pricing at which all of these different options may be available. I would hesitate to commit to any one thing right now, but I think it’s all in the mix. Darren, you may want to add some color.

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

No, I mean I think it — certainly until the merger closing we are probably outside of the co-investments that we’ve been doing ordinary course alongside of our private equity funds. I suspect we are going to keep our dry powder in reserve to get the merger closed, and then really new deployment going forward will be under the Colony NorthStar entity and focusing on the things that Richard just highlighted.

Jessica Levi-Ribner - FBR Capital Markets & Co. - Analyst

Okay, fair enough. And then just a quick question on the CLIP platform. What’s driving the same-store revenue and operating income growth?

Is that more leasing, better price per square foot and how do we think about that on a go-forward? Would you expect the same type of growth or should that moderate over time?

Richard Saltzman - Colony Capital, Inc. - CEO & President

I think there has for sure been more leasing absorption of space and our occupancy has actually grown from about 87% at the time that we originally closed on the Cobalt acquisition, which is just coming up on its two-year anniversary, to today we are operating at just around 95%. So certainly you’ve seen that improvement over the last almost 24 months.

But also the rents that we are getting per foot have been way in excess of our underwriting and our budget. And that’s a trend that we believe will continue just based on how robust the whole supply-demand scenario seems to be for industrial and light industrial in particular where we benefit from being closer to CBDs, infill locations where anybody who’s either indirectly or connected to the e-commerce chain if they are focused on convenience and same day or next day or 48 hour type deliveries our kind of space is very attractive.

So as far as we can tell that seems to be a secular change that will be in place for quite some time. So maybe in terms of improving occupancy above 95% that may moderate, if you will. But I think all of these other trends are going to continue.

Jessica Levi-Ribner - FBR Capital Markets & Co. - Analyst

Okay, great. Thanks so much.

Operator

Jade Rahmani, KBW.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

I was wondering if you could characterize the investment environment, where are you deploying capital, where are the opportunities attractive and where would you say you are cautious?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Hi, Jade. I think the environment is a tricky one. Asset prices, generally speaking, are high and particularly against the backdrop of perhaps higher interest rates here over time.

On the other hand, fundamentals in most of the asset classes that certainly we are focused on are really good. And I’m mainly focusing my comments and remarks on the US for the moment. Europe I think is a separate matter.

And so we want to focus in those areas where we believe that the supply-demand fundamentals are going to continue to be very strong and perhaps to the extent that there is any friction as a function of higher interest rates, higher cap rates that it’s going to be more than adequate to compensate for that. Then we are also focused here in the US through our credit funds, as an example, on those kind of crevices in the market, niches where traditional capital like from the banks and the insurance companies is having a difficult time filling those crevices or niches. And so that’s an area where we continue to deploy capital, mainly through our funds but, of course, the balance sheet is participating alongside that.

And then there’s Europe as I mentioned. And Europe continues to be interesting from more of a financial stabilization distressed standpoint in terms of whether it’s buying pieces of paper attractively or alternatively, making rescue capital type loans or doing recapitalizations of that sort.

So I think it’s limited to those places. To just enter a new space and make a very significant bet today let’s say more consistent with our longer-term strategy is not necessarily something that we think is that interesting or compelling at the moment just given the entire dynamic.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

On the industrial side, can you say what cap rates you are targeting on acquisitions?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Well, I think generally in our space we are benefiting from in the light industrial area generally higher cap rates that are available versus let’s say what you might find in the bulk industrial space. So typically we may be buying at a 6 plus or minus type cap rates, whereas some of the bulk industrial build to suit new product that gets built out in much more remote locations, not as close to the CBDs as where our real estate is located, that real estate may trade in the 4% or 4.5% cap rate vicinity. So we continue to believe there’s a nice arbitrage between what we are focused on with our light industrial emphasis versus where the market has moved to in terms of bulk industrial.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

And just on the verticals you identified, was there a reason you didn’t highlight industrial as determined as being a long-term holding?

Richard Saltzman - Colony Capital, Inc. - CEO & President

No, we did identify industrial, for sure. I think we said that’s the prototype and definitely something that is a keeper and we plan to continue to invest both third-party capital and perhaps may even increase our own balance sheet exposure to that space.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

As you look at the verticals you identified in the real property segment, what percentage do you think has triple net lease-like characteristics in the leasing inclusive of healthcare, industrial and your Other Real Estate equity?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Well, I think very little in terms of what we are doing in the industrial. In the healthcare a fair amount. I don’t think we’ve actually quantified the precise percentages.

But it’s an interesting question, maybe something we should take a closer look at. But I would say more so in the healthcare for sure given that those can be operating businesses and you need a triple net lease type structure in order to appropriately protect yourself and structure vis-a-vis our being a REIT and much less so in the industrial.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

Can you also give an update on your UK exposure? I think you have 150 million of UK and France office which is 62% leased. I assume that was an opportunistic investment, and then around 430 million of UK mixed-use which is 90% leased.

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

I think you heard me — it’s Darren here, you heard me in my comments say that on an overall basis 19% of the portfolio is exposed in Europe. And I think it’s a little less than half of that that’s in the UK.

And if your underlying question is relates to foreign exchange exposure, we did take a look at this at the end of the third quarter just to look at where we were on a spot rate basis for both our euro-denominated as well as our pound sterling-related investments. And this is on sort of an unrealized basis, if you look at where those spot rates are and then you look at where our hedges are that we put in place for those non-US-denominated investments, we are right now we are sitting on approximately a $5 million loss unrealized.

Again that’s net of the derivatives or hedges that we have in place. So that’s about $0.04 a share. So, again, it’s 19% in Europe and I think it’s a little less than half of that that’s in the UK.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

And what about operating trends in those portfolios rents, occupancies, traffic? Any pressure from Brexit?

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

Not that we’ve seen yet because the majority of the assets that we’ve invested in the UK are outside of central London. And I think probably the most effect that’s been witnessed so far as a result of Brexit in its early days, as we all know, has been more in central London. I think in the regional areas of England and the UK we’ve not yet seen any material impact and those investments continue to perform to underwriting.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. Just on the debt portfolio, can you comment on credit trends, if they have been stable quarter over quarter, the loss provision I assume was on the real estate acquisition, on the debt acquisition site, but just how did credit performance? And also are you seeing a pickup in loan prepayments, loan repayments?

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

I don’t know if we’ve seen a pickup in loan prepayments. That’s been relatively steady for us.

And on the credit metrics side again I’d say that the third quarter was stable relative to what we saw in the quarter prior. So no meaningful change either positively or negatively from prior quarter.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

On the fundraising side, do you anticipate a closing by year-end on [CDC F4]? And can you just maybe give some color on how that’s going? Do you feel like the product is gaining traction in the market or having difficulty?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Well, I made some comments before, Jade, about how the fund raising is going generally for us. And I think if you look at the stats for fundraising generally in real estate private equity this year you see that the numbers are off somewhat. And I think it’s to some degree some concern about where are we exactly in the cycle vis-a-vis your earlier question about just what’s the market opportunity today and just nervousness about have values gotten to the point where the fundamentals don’t support it, etc.

But we continue to find that in the strategies that we are pursuing there are excellent opportunities and with enough time to be able to explain that to people who have been nervous and on the fence you know just given the environment, given Brexit, given other things, we do get traction, albeit it’s a little bit of delayed gratification. So I think we made the comment that our — we are still cautiously optimistic that we are going to achieve our targets, albeit it’s just going to take us a little bit longer.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

And finally on the liquidity site, how much of the available liquidity will be necessary to close the NorthStar merger, of Colony’s liquidity?

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

Well we are really not relying on any of Colony’s liquidity to close the merger. There is about $1 billion that’s required to close the transaction, which is mostly the repayment of about $900 million of term loans that exist at NSAM and NRF and then there will be some transaction expenses above and beyond that.

But it’s expected that that liquidity is going to be available within the — largely within the NorthStar entity. There may be a little bit of liquidity that we use from the revolver on the Colony side to close the deal. But most of the liquidity is from the NorthStar entities.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

Great, thanks very much for taking my questions.

Operator

Jason Arnold, RBC Capital Markets.

Jason Arnold - RBC Capital Markets - Analyst

Hi guys, good morning. I was just curious if you could talk about the open-ended structure in a bit more detail and how you envision utilizing that prospectively in the business?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Sure. So open-end fund format is one that has been around now for a fair number of years in the private real estate world. Going back 20-plus years ago, even closer to 30, there were open-end funds that were originally sponsored by some insurance companies to buy more core-like assets typically in a diversified mode.

And I forget exactly the number of those funds that are out there today, but they are commonly referred to as legacy funds and they are highly popular and, in fact, generally speaking there have been some substantial cues to get into those funds. The basic way an open-end fund works is that you on a quarterly basis you update your NAVs through outside third-party appraisals and then investors have the ability to either come into the fund based on those NAVs on a quarterly basis or redeem their interests in the same fashion.

Now more recently sector funds have started to flourish. And so notably you see a couple of industrial funds that have been out there, a couple of multifamily funds that have been out there, even a couple of debt origination funds in the open-end format that have been promulgated. And so there is a very favorable supply-demand dynamic in terms of capital that wants to get into these funds for the right products.

Certainly industrial was at the top of the list. And so it was perfectly suited for morphing or evolving how we had organized CLIP previously into an open-end fund. And we are very optimistic.

I mean, frankly, just back on the capital raising question that just came up, we got to this open-end fund and with a good initial close fairly quickly as it relates to institutional capital raising generally speaking. So we are feeling quite good and confident about the future.

Jason Arnold - RBC Capital Markets - Analyst

Great, thanks for the color there. And I guess just a second question is maybe you can comment on where you are seeing the most appealing investment opportunities now regionally? Just a little extra color there would be great.

Richard Saltzman - Colony Capital, Inc. - CEO & President

Well, look, I think certainly we continue to find Europe interesting just from the standpoint of some of the distress and continued uncertainty in some of those markets whether it’s Brexit, whether it’s just being maybe four to five years behind where the US is in terms of its recovery and just the willingness and what’s transpired to date in terms of dealing with re-equitization financial institution balance sheets and dealing with legacy issues. So that continues to be an area that we think will produce fertile new investment opportunities.

And then here in the US I think you need to be much more selective in the way that I was mentioning earlier. But those markets where the job growth is most robust are the ones that you want to be in. And whether that’s where technology is sprouting up, and not just necessarily in Northern California being the most obvious place but in those other places, other markets that are benefiting from technology, we continue to focus in those places where you really have solid economic growth, solid employment gains and where hopefully you don’t really see any new cranes in terms of new development.

So I think the good news this cycle has been new supply and real estate generally has been reasonably constrained but there are some exceptions to that as you look around the country in terms of where you’ve seen some building. Houston being an example, right at the wrong time in terms of when energy was peaking. But they are also being other examples of where there may be too much supply vis-a-vis the underlying demand.

Jason Arnold - RBC Capital Markets - Analyst

Makes sense. Super. Thanks very much for the color.

Richard Saltzman - Colony Capital, Inc. - CEO & President

Yes, thank you, Jason.

Darren Tangen - Colony Capital, Inc. - Executive Director & CFO

And if I could just make a clarifying comment going back to one of Jade’s question about investment portfolio exposure to the UK, I mentioned that our European exposure is 19%. We are actually 4% in the UK and approximately 15% elsewhere in Europe. Operator, is there anybody else with questions?

Operator

Mitch Germain, JMP Securities.

Mitch Germain - JMP Securities - Analyst

Hi, good morning guys. Just back to the open-end fund, I was curious, a couple of questions: A, what was raised versus your goal; B, how should we consider your approach to leverage when you are levering up with that equity or within that fund; and then, B, or C, any other sectors do you think this vehicle potentially works with within Colony NorthStar?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Sure. Look, I think we are very pleased with where we are to date vis-a-vis our expectations at this time.

The open-end fund format is perpetual life in nature, so this is a long game and we are in the earliest of innings, if you will. So we hope to be raising capital here incrementally, maybe not necessarily every quarter but it’s perpetual, it’s evergreen and it’s a perfectly suited to what’s happening in terms of underlying supply-demand fundamentals in the industrial space.

As I mentioned there are also sector funds that exist in the open-end fund real estate private equity world in both multifamily and debt mortgage origination. So those are certainly areas where it’s a proven mousetrap for capital formation to the extent that that’s where we want to go. I think we are going to pro forma for the NorthStar merger we have the benefit of lots of options including retail options, and so I don’t want to commit to any one construct in particular.

But for sure the open-end fund private institutional real estate equity world continues to grow and evolve where there were more types of offerings and certainly multifamily debt origination or possibilities. But if there are other strong sectors that emerge from a fundamental supply-demand standpoint then those might be appropriate too.

Mitch Germain - JMP Securities - Analyst

Great.

Richard Saltzman - Colony Capital, Inc. - CEO & President

Did I miss any part of your question there? There might have been a third —

Mitch Germain - JMP Securities - Analyst

Just approach to leverage.

Richard Saltzman - Colony Capital, Inc. - CEO & President

Yes. On the leverage front, I think this is very consistent with how we’ve managed our balance sheet generally. But we want to be comfortably somewhere between 40% to 50% debt to total capitalization.

Mitch Germain - JMP Securities - Analyst

Excellent. Then I know you went through, Richard, the five key sectors that you guys are going to own. Over time is it possible that we could see you guys add a six where you are carving out Europe or something else into something that you want to grow a little more meaningfully?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Well I think to go back to what we articulated in the call, these are the five segments we are going to start with. But I think we identified that maybe only two of the five are core strategic verticals that we definitely are committed to staying with for the moment. Investment Management we don’t view as a strategic vertical in and of itself.

It’s more a business that supports the core strategic verticals as well as has its own purpose in terms of sponsoring more balance sheet light products and funds. So three of the five, if you will, are going to stay intact.

Then with respect to the other two, opportunistic debt and equity we said is going to roll off over time and to the extent that we stay in that business, and I think we will, it’s going to be more through the Investment Management side, balance sheet light but not a core strategic vertical. Hospitality may or may not stay there, but I don’t think we want to have more than five strategic verticals combined with Investment Management at any point. So I think we are saying that’s a ceiling and if anything we are comfortable just managing only two or three if that’s what the opportunity is at any given point in the cycle.

Mitch Germain - JMP Securities - Analyst

Excellent, thanks so much, guys.

Operator

(Operator Instructions) Wayne Cooperman, Cobalt Capital.

Wayne Cooperman - Cobalt Capital Management, Inc. - Analyst

Hi Richard, congratulations on letting a guy who owns shares ask a question finally. Just wanted an update on the merger.

When you guys made change to the terms one of the large holders that had come out against it came out for it. But we haven’t heard from some of the other guys who have vocally been opposed. Do you have any comments on those guys at all?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Well, not specifically, Wayne. But I do think since that announcement was made there clearly seems to be a very positive sentiment in the trading of all of the three companies seemingly indicating that the market likes it and there’s a lot more confidence now that this is we’re going to get all of the shareholder votes and once we get the final proxy out there and establish the dates that it’s a pretty clear path to hopefully getting those votes and then being able to close in January as we originally planned for.

So nobody is grousing right now that we’re aware of. We are not getting any negative feedback including from any of the groups that you are referencing, so —

Wayne Cooperman - Cobalt Capital Management, Inc. - Analyst

I guess none of the guys that had opposed it have said to you that they are still opposed to it or that they are not opposed to it anymore?

Richard Saltzman - Colony Capital, Inc. - CEO & President

Correct.

Wayne Cooperman - Cobalt Capital Management, Inc. - Analyst

Okay. Thanks. Good luck.

Richard Saltzman - Colony Capital, Inc. - CEO & President

Thank you, Wayne.

Operator

Jade Rahmani, KBW.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

Thanks. Just on the open-end fund, can you say what a reasonable expectation would be for the fund’s eventual size and also if you anticipate potentially launching additional like funds on other industry verticals?

Richard Saltzman - Colony Capital, Inc. - CEO & President

So, Jade, we have to be careful just about certain things that we can or cannot say. But I think what we have said in the past is that ideally we would like to get to a ratio of outside capital to our own capital in all of these situations of somewhere around certainly 2 to 1 but maybe even as much as 3 to 1 or 4 to 1. And as we said we currently have $600 million of capital invested in CLIP today, and if anything we might grow that.

I’m not committing to the fact that we would grow it, but we might. So I think maybe that’s the best way for me to answer that question right now in terms of quantifying what might happen exactly in the industrial area.

Then with respect to other verticals, as we said open-end funds are common now for multifamily, for debt. So those are certainly possibilities. But it’s too soon to really be more specific than that.

Jade Rahmani - Keefe, Bruyette & Woods, Inc. - Analyst

Thanks very much.

Operator

I’d now like to turn the floor back over to management for any closing comments.

Richard Saltzman - Colony Capital, Inc. - CEO & President

Okay, thanks everyone for your support here. And it was another great quarter for us. And we appreciate the support we’ve had from you over the last seven years.

And hopefully soon in this next call with a little bit of luck we will be reporting as Colony NorthStar and merged. So thanks everyone again and have a great rest of the year.

Operator

This concludes today’s teleconference. Thank you for your participation. You may disconnect your lines at this time.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, CLNY and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NSAM, CLNY or NRF is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, CLNY or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony Northstar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED BY COLONY NORTHSTAR ON JULY 29, 2016, AS AMENDED FROM TIME TO TIME, THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016, JULY 29, 2016 AND OCTOBER 17, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc. (516) 742-5950

or

Lasse Glassen

Addo Communications, Inc. (310) 829-5400

lglassen@addoir.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus initially filed by Colony NorthStar with the SEC on July 29, 2016, as amended from time to time. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.